Filed Pursuant to Rule 433

Registration No. 333-126811

August 16, 2006

Contact: Peter Truell

(212) 412 7576

peter.truell@barclayscapital.com

Tom Vogel

(212) 412 7549

tom.vogel@barclayscapital.com

Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Launches iPathSM Exchange Traded Note

Linked to Goldman Sachs Crude Oil Total Return Index

New York, NY (August 16) – Barclays Bank PLC announced today the launch of its third iPath Exchange Traded Note (ETN). The new iPath ETN is linked to the Goldman Sachs Crude Oil Total Return Index and trades on the New York Stock Exchange (NYSE) under the ticker symbol “OIL.”

The Goldman Sachs Crude Oil Total Return Index, calculated from the West Texas Intermediate (“WTI”) crude oil futures contract traded on the New York Mercantile Exchange, is a sub-index of the Goldman Sachs Commodity Index. The principal amount per new iPath ETN is $50.00.

“We are committed to providing innovative solutions for our clients and iPath ETNs have been created to allow investors access to difficult to reach markets,” said Philippe El-Asmar, Head of Investor Solutions, Americas, at Barclays Capital. “Until now, an investor interested in adding oil to a portfolio did not have many options to choose from. The latest iPath ETN offers a solution to investor appetite for oil-linked investments.”

iPath ETNs are 30-year debt instruments linked to the performance of a market index and issued by Barclays Bank PLC. iPath ETNs are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees, with easy transferability.

Barclays Bank PLC is the issuer, Barclays Capital Inc. is the issuer’s agent, and Barclays Global Investors (BGI) is the promoter of iPath ETNs to intermediaries.

The pricing supplement can be found on the SEC website at:

http://sec.gov/Archives/edgar/data/312070/000093041306005942/c43332_424b2.htm

Earlier this year Barclays issued the first two iPath ETNS, linked to the Dow Jones-AIG Commodity Index Total ReturnSM and the GSCI® Total Return Index.

About Barclays PLC

Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. We are one of the largest financial services companies in the world by market capitalisation. Operating in over 60 countries and employing over 118,000 people, we move, lend, invest and protect money for over 25 million customers and clients worldwide. With over 300 years of history and expertise in banking, Barclays PLC has six major businesses. UK Banking delivers banking products and services to over 14 million retail customers and 788,000 businesses in the UK. Barclaycard is one of the leading credit card businesses in Europe, and has 17 million cards in issue worldwide. Barclays Capital, the investment banking division, provides corporate, institutional and government clients with solutions to their financing and risk management needs. Barclays Global Investors is one of the world’s largest asset managers and a leading provider of investment management products and services. Wealth Management has over 560,000 affluent and high net worth clients. International Retail and Commercial Banking has over 10 million international clients, in geographies which currently include France, Spain, Portugal, Italy, Africa and the Middle East. For more information about Barclays PLC, please visit www.barclays.com.

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of over £986 billion (US$1.8 trillion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and risk management needs. Barclays Capital has offices in 26 countries, employs over 10,500 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

*US$ figure was derived using the US$/£ exchange rate at 6/30/06 of US$1.85/£1

About Barclays Global Investors

Barclays Global Investors is one of the world’s largest asset managers and a leading global provider of investment management products and services. It has over 2,800 institutional clients and over $1.6 trillion of assets under management. It transformed the investment industry by creating the first index strategy in 1971 and the first quantitative active strategy in 1978. BGI is the industry leader in Exchange Traded Funds (iShares) with over 180 funds globally. Globally, it has $222 billion of iShares assets under management.

iPath ETNS

For further information about the iPath ETNs go to: http://www.ipathetn.com/

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at

www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. The return on the Securities is linked to the performance of a market index. The index components for iPath ETNs linked to commodities indexes are concentrated in the commodities sector. Your investment may therefore carry risks similar to a concentrated investment in a limited number of industries or sectors. Investing in the Securities is not equivalent to investing directly in index components or the relevant index itself.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A., assists in the promotion of iPath Exchange Traded Notes. Barclays Global Investors, N.A., and Barclays Capital Inc., are affiliates of Barclays Bank PLC.

The market value of the Securities may be influenced by many unpredictable factors, including, with respect to the iPath ETNs linked to commodities indexes, volatile commodities prices. Risks include limited portfolio diversification, uncertain principal repayment, and illiquidity. Also, the investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased.

Brokerage commissions will apply to purchases and sales of the Securities in the secondary market. The sale, redemption or maturity of the Securities will generate tax consequences. The trading prices of the Securities will reflect changes in their intrinsic value as well as market supply and demand, among other factors. The trading prices of the Securities may also be influenced by changes in the credit rating of Barclays Bank PLC.

Goldman Sachs, GSCI®, GSCI® Index, GSCI® Total Return Index, Goldman Sachs Commodity Index, and Goldman Sachs Crude Oil Total Return Index are trademarks or service marks of Goldman, Sachs & Co. and have been licensed for use by Barclays Bank PLC in connection with the Securities. The Securities are not sponsored or endorsed by Goldman, Sachs & Co. or any of its affiliates (individually and collectively, “Goldman”). The Securities are not sold by Goldman other than in its capacity as a dealer of securities. Goldman makes no representation or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities particularly or the ability of the Goldman Sachs Commodity Index or any of its subindexes to track general commodity market performance.

© 2006 Barclays Global Investors, N.A. All rights reserved. iPath, iPath ETNs and the iPath logo are service marks of Barclays Bank PLC. iShares® is a registered trademark of Barclays Global Investors, N.A. All other trademarks, service marks or registered trademarks are the property of their respective owners.

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